

March 6, 2015

Via E-mail
Marc Angell
Chief Executive Officer
Music of Your Life, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, Nevada 89121

>   **Re: Music of Your Life, Inc.**
>   **Form 10-K for Fiscal Year Ended May 31, 2014**
>   **Filed September 15, 2015**
>   **Form 10-Q for Fiscal Quarter Ended November 30, 2014**
>   **Filed January 12, 2015**
>   **File No. 000-54163**

Dear Mr. Angell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended November 30, 2014

Item 1. Business, page 4

Based upon financial condition and results of operation since your May 31, 2013 merger, it appears that your company is a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note in particular your nominal operations and nominal assets since your merger. Please amend to identify your company as a shell company and indicate whether you aspire to merge with an operating company to further your business goals or develop your business organically. Please highlight the illiquid market for your company's securities due to the lack of an active trading market and the inability of shareholders to rely upon Rule 144 to resell their stock until one year following your company no longer being considered a shell company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant at 202-551-3385 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        John Thomas, Esq.